Exhibit 1

FOR IMMEDIATE RELEASE	24 January 2017

WPP PLC (“WPP”)

GroupM agrees to acquire controlling interest in MediaCom India

WPP’s global media investment arm GroupM has agreed to increase its holding in MediaCom India to become a majority stakeholder. The move allows MediaCom India to access and tap into the global reach and infrastructure of GroupM.

MediaCom India was founded in 2007. It employs around 170 people in India, with offices in Gurgaon, Bangalore and Mumbai as well as a representative office in Chennai. As a Content + Connection agency, MediaCom India specialises in media buying and planning across channels. Key clients including Dell, Edelweiss, Future Group, Makemytrip.com, Mars, Pedigree, Piaggio, P&G, Royal Enfield, SAB Miller, Tata Docomo, Urban Ladder, Wellspun and Wrigley’s. MediaCom India’s revenues were around INR 700 million in 2016 with assets of INR 90 million as of the same date.

This acquisition continues WPP’s strategy of investing in fast growth markets, new media and digital. Collectively, WPP companies (including associates) in India generate revenues estimated to be over US$600 million in 2016 and employ 15,000 people.

Contact:
Feona McEwan, WPP	+44(0)20 7408 2204
Juliana Yeh, WPP	+852 22803790

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